Mr. Jim Allegretto

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

United States of America

July 25, 2008

RE:	Chugach Electric Association, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed April 14, 2008

File No. 33-42125

Dear Mr. Allegretto,

We refer to your comment letter dated July 1, 2008, requesting further information in relation to the above Form 10-K, filed on April 14, 2008.

Attached please find our response to your comment letter.

We acknowledge that Chugach Electric Association, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Chugach Electric Association, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to receiving your confirmation that our response meets your requirements.

Very Truly Yours,

/s/ Michael R. Cunningham

Michael R. Cunningham

Chief Financial Officer

Chugach Electric Association, Inc.

5601 Electron Dr.

Anchorage, AK 99518

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Balance Sheet, page 45

1.

It appears that your cash and cash equivalent line item nets the amount of repurchase agreements with a financial institution at December 31, 2007 with your book overdraft on your zero balance account with the same financial institution. Please explain your basis in GAAP for netting these amounts on your balance sheet. In doing so, please tell us how these items meet the conditions for right of setoff described in paragraph 5 of FIN 39. Please also see paragraph 7 of APB 10. If the legal right of offset does not exist, it appears your outstanding checks in excess of funds on deposit should be classified as a liability as implied by Section 1300.15 of the AICPA Technical Practice Aids.

We advise the staff that at December 31, 2007 and 2006 we had a Book overdraft and not a Bank overdraft as stated in Section 1300.15 of the AICPA Technical Practice Aids.

The Banking Services Contract with our financial institution, First National Bank of Alaska (FNBA), governs the management of our repurchase agreements and our zero-balance accounts. In accordance with this contract, funds are automatically transferred daily from the repurchase agreements to the zero balance accounts. Then at the end of the business day the balances (deposits less any check presentments) in the zero balance accounts, are automatically transferred to the repurchase agreements. This arrangement exists solely between us and FNBA. No other financial institutions are involved.

Our master netting arrangement with FNBA meets the four (4) criteria set forth in paragraph 5 of FIN 39, establishing the right of setoff required in paragraph 7 of APB 10.

1)	Each of two parties owes the other determinable amounts. The amounts of the repurchase agreements and the bank overdrafts between Chugach and FNBA are determinable.
2)

The reporting party has the right of set off the amount owed with the amount owed by the other party. The documents governing our zero balance accounts with FNBA specifically address the legal enforceability of the right of setoff stating, “that [Chugach and FNBA] shall be entitled to set off claims and apply property held by them in respect of any Transaction against obligations owing to them in respect of any other Transactions hereunder and that payments, deliveries and other transfers made by either of them in respect of any Transaction shall be deemed to have been made in consideration of payments, deliveries and other transfers in respect of any other Transaction hereunder, and the obligations to make any such payments, deliveries and other transfers may be applied against each other and netted.”

3)

The reporting party intends to set off. The parties intend to set off the accounts as evidenced by the daily automatic transferring of funds between the repurchase agreements and the zero balance accounts.

4)

The right of setoff is enforceable at law. The agreements governing the management of funds between Chugach and FNBA including provisions specifying the right of set off are duly executed, countersigned by the respective parties and thereby, legally enforceable. See item #2 above.

Since it is our understanding that the legal right of offset does exist, our outstanding checks in excess of funds on deposit are classified correctly and Section 1300.15 of the AICPA Technical Practice Aids does not apply.

Notes to the Financial Statements

Note 5. Deferred Charges and Credits, page 60

2.

If any portion of your regulatory asset balance includes amounts on which you do not earn a return, disclose the nature and amount of each assets and its remaining recovery period. For regulatory assets that are not currently being recovered, explain to us why you believe they are probable of recovery in the future. Please refer to the requirements of paragraph 20 of SFAS 71.

Our regulator, the Regulatory Commission of Alaska (RCA), permits us to include certain costs that would be charged to expense by an unregulated enterprise as an allowable cost over a period of time by amortizing that cost for rate-making purposes and does not include the un-recovered amount in our rate base. Our rates are set to recover costs and to earn an established return. In future filings with the Commission we will clarify the portion of our regulatory asset balance that is being recovered through rates. We will also provide, in future filings with the Commission, the portion of our regulatory asset balance that is not currently being recovered and why we believe future recovery is probable.

At December 31, 2007 and 2006, $8.8 million and $10.8 million of deferred charges, respectively, are being recovered through our rates.

Deferred charges, or regulatory assets, not currently being recovered, consisted of the following at December 31, 2007 and 2006.

	2007	2006
Fuel supply negotiations	$37,195	$4,439
Studies/Other	747,097	399,569
Beluga Gas Compression	5,441,205[1]	3,797,000
Cooper Lake Relicensing	5,919,899[1]	5,849,957
2006 Labor Contract Negotiations	295,478	178,618
Total deferred charges	$12,440,874	$10,229,583

1 Recovered in rates effective June 1, 2008

We believe all the regulatory assets that are not currently being recovered are probable of recovery in the future based upon prior recovery of similar costs allowed by our regulator. As referenced by footnote 1 above, approximately 90% of the regulatory assets not being recovered at December 31, 2007 were included in our most recent rate case before our regulator and effective June 1, 2008 are being recovered. The remaining regulatory assets not currently being recovered are probable of recovery in the future based on the reason stated above.